UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim St.

Herzliya, 4676670, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On July 20, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) received a letter (the “Compliance Letter”) from The Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), confirming that the Company has regained compliance with Nasdaq Listing Rules 5101 (the “Public Interest Concern Rule”), 5250(c)(1) (the “Periodic Filing Rule”), 5550(a)(2) (the “Bid Price Rule”), and 5550(b)(1) (the “Equity Rule”), as required by the Nasdaq Hearings Panel’s (the “Panel”) decision dated May 4, 2026.

The Staff’s determination was based on: (i) as of July 13, 2026, the Company having evidenced a closing bid price above $1.00 for at least 20 consecutive trading days; (ii) on June 30, 2026, the Company having filed its Form 20-F for the fiscal year ended December 31, 2025; and (iii) following the consummation of its acquisition of Psyga Bio Ltd. and subsequent equity raise, the Company having a minimum of $2.5 million in stockholders’ equity.

In accordance with Nasdaq Listing Rule 5815(d)(4)(B), the Compliance Letter further provides that the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of the Compliance Letter. If, within that one-year monitoring period, the Staff finds the Company again out of compliance with the Equity Rule, the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, Staff will issue a Delist Determination Letter, and the Company will have an opportunity to request a new hearing with the Panel.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
	Name:	Noam Band
	Title:	Chief Executive Officer

2